Unified Financial Securities, Inc.

2960 N. Meridian Street, Suite 300

Indianapolis, IN 46208

January 28, 2015

Board of Trustees

Cross Shore Discovery Fund

29650 N. Meridian Street, Suite 300

Indianapolis, IN 46208

RE:	Distribution Agreement between Unified Financial Securities, Inc., Cross Shore Discovery Fund (the “Trust”), on behalf of its sole series of the same name (the “Fund”), and Cross Shore Capital Management, LLC dated January 30, 2015, as may be amended from time to time (the “Distribution Agreement”)

To the Board of Trustees:

Unified Financial Securities, Inc. (the “Distributor”) agrees to waive any compensation and expense reimbursements payable to it by Cross Shore Capital Management, LLC (the “Compensation”) under the Distribution Agreement to the extent that the payment of any such Compensation would cause total compensation payable to the Distributor under the Distribution Agreement to exceed 2.5% of the Fund’s gross offering proceeds (the “Waiver”).

The Waiver shall remain in effect until such time that the Distributor no longer serves as the principal underwriter of the Fund’s shares; provided, however, the Distributor may amend the Waiver upon the written request of the Trust and the Adviser to ensure continued compliance with underwriting compensation limitations applicable to closed-end investment companies.

Very truly yours,

/s/ John C. Swhear

John C. Swhear

Chief Compliance Officer

Unified Financial Securities, Inc.